SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)*

                           Quest Resource Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   748349305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Brien M. O'Brien, Chairman and CEO
                            Advisory Research, Inc.
                         180 North Stetson, Suite 5500
                            Chicago, Illinois 60601
                                (312) 565-1414
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 17, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




------------------------------                             ---------------------
CUSIP NO.      748349305              SCHEDULE 13D         PAGE 2 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,781,602
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,781,602
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,781,602
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS


------------------------------                             ---------------------
CUSIP NO.      748349305             SCHEDULE 13D         PAGE 3 OF 11PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH ENERGY FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    708,800
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                708,800
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            708,800
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

CUSIP NO.      748349305              SCHEDULE 13D         PAGE 4 OF 11 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            ADVISORY RESEARCH MICRO CAP VALUE FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            ILLINOIS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    911,969
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                911,969
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            911,969
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS


------------------------------                             ---------------------
CUSIP NO.      748349305              SCHEDULE 13D         PAGE 5 OF 11 PAGES
------------------------------                             ---------------------

ITEM 1. 	  SECURITY AND ISSUER

	This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Quest Resource Corporation (the "Company"), a Nevada corporation, with executive offices at 9520 N. May Avenue, Suite 300, Oklahoma City, OK 73120. See Item 5(b) below.


ITEM 2.		  IDENTITY AND BACKGROUND.

	(a), (b) and (c) This Schedule 13D is being filed on behalf of Advisory Research, Inc. ("ARI"), a Delaware corporation, which is the general partner and investment manager of Advisory Research Micro Cap Value Fund, L.P. ("Advisory Micro Cap"), an Illinois limited partnership, and Advisory Research Energy Fund, L.P. ("Advisory Energy" and along with ARI and Advisory Micro Cap, the "Reporting Persons"), an Illinois limited partnership.

	The business address of the Reporting Persons is 180 N. Stetson, Suite 5500, Chicago, Illinois 60601.

	The principal business of ARI is investing for funds and accounts under its management. The principal business of Advisory Micro Cap and Advisory Energy is to invest in securities.

	(d) Neither the Reporting Persons, the general partner of Advisory Micro Cap and Advisory Energy, the officers and directors of ARI nor control persons of ARI have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) Neither the Reporting Persons, the general partner of Advisory Micro Cap and Advisory Energy, the officers and directors of ARI nor control persons of ARI have during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

	(f) ARI is an investment adviser registered under the Investment Advisor Act of 1940. Advisory Micro Cap is an Illinois limited partnership. Advisory Energy is an Illinois limited partnership.


The name, citizenship, present principal occupation or employment and business address of the general partner of Advisory Micro Cap and Advisory Energy,the officers and directors of ARI, each person controlling ARI and the control persons of ARI is set forth in Exhibit B attached hereto and incorporated herein by reference. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Common Stock reported herein were derived from available capital of the Advisory Micro Cap and Advisory
Energy funds as well as client funds of ARI. A total of approximately $15.6 million was paid to acquire such Common Stock.


ITEM 4.           PURPOSE OF TRANSACTION.

The Reporting Persons originally acquired the Common Stock for investment purposes in the ordinary course of business.

We reviewed the Company's proposed all stock acquisition of Pinnacle Gas Resources, Inc. (the "Pinnacle Transaction"). Our review included a financial analysis of the terms of the Pinnacle Transaction and a series of telephone calls with the company's management. After such review, we determined that the proposed Pinnacle Transaction is detrimental to stockholder value and should not be consummated. We expressed our opposition to the proposed Pinnacle Transaction to several Company executives in a meeting at the Company's offices on January 14, 2008, and on January 17, 2008, ARI sent a letter to the Company's board of directors stating our opposition to the proposed Pinnacle Transaction.
A copy of this letter is attached hereto as Exhibit A and incorporated herein by reference.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the Pinnacle Transaction and the business, operations, board composition, management, governance, strategy and future plans of the Company. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, soliciting proxies in opposition of the Pinnacle Transaction, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, acquiring the Company, soliciting outside parties that may have an interest in acquiring the Company for fair consideration, seeking representation on the Company's board of directors and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.


          (a) As of the close of business on January 17, 2008, ARI may be deemed the beneficial owner of an aggregate of 1,781,602 shares of Common Stock, constituting approximately 7.9% of the Common Stock outstanding. Advisory Micro Cap may be deemed the beneficial owner of 911,969 shares of Common Stock, constituting approximately 4.1% of the Common Stock outstanding. Advisory Energy may be deemed the beneficial owner of 708,800 shares of Common Stock, constituting approximately 3.2% of the Common Stock outstanding.

          The aggregate percentage of shares of Common Stock beneficially owned by the Reporting Persons is based upon 22,483,276 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 2007 as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2007 for the period ended September 30, 2007.

          (b) By virtue of investment management agreements with each of Advisory Micro Cap, Advisory Energy, and other discretionary client funds, ARI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,781,602 shares of Common Stock held by ARI. Advisory Micro Cap has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 911,969 shares of Common Stock it holds. Advisory Energy has the power to vote or direct the voting, and to dispose or direct the disposition of all of the 708,800 shares of Common Stock it holds. Accordingly, ARI is deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,781,602 shares of Common Stock.



------------------------------                             ---------------------
CUSIP NO.       748349305              SCHEDULE 13D         PAGE 6 OF 11 PAGES
------------------------------                             ---------------------

        (c) Information concerning transactions in the shares of Common Stock
effected by the	Reporting Persons in the sixty (60) days prior to this date is set forth in Schedule A hereto and is incorporated herein by reference.
Unless otherwise indicated, all of such transactions were effected in the open market.

	(d) With regard to the shares of Common Stock reported herein which were acquired by ARI as agent for its investment advisory clients over whose accounts ARI may hold discretionary authority, the beneficial owners or legal owners of such accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock. No person has such interest relating to more than five percent (5%) of the outstanding shares of Common Stock.

	(E)  n/a


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for ARI acting as investment advisor for its clients who own the shares of Common Stock described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Letter to the Company's Board of Directors dated January 17, 2008

Exhibit B - Directors, Officers and Control Persons of the Reporting Persons.

Exhibit C - Joint Filing Agreement



---------------------------                                 -------------------
CUSIP NO.      748349107             SCHEDULE 13D           PAGE 7 OF 11 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2008


                                 ADVISORY RESEARCH, INC.

                                 By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH ENERGY FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH MICRO CAP VALUE FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO



CUSIP NO.      748349305             SCHEDULE 13D           PAGE 8 OF 11 PAGES
---------------------------                                 -------------------

                                   EXHIBIT A

VIA FAX AND OVERNIGHT MAIL

January 17, 2008



Board of Directors
Quest Resource Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102
Attn: Jerry D. Cash, Chairman
	     CEO and President

Dear Board Members:

Advisory Research, Inc. ("ARI") currently holds an aggregate of 1,781,602 shares of Quest Resource Corporation's ("QRCP" or "the Company") common stock. This represents approximately 7.9% of QRCP's total shares outstanding. Based on publicly available information, we believe it makes ARI the Company's largest shareholder.

We are writing to you to express our strong opposition to the Company's proposed all stock acquisition of Pinnacle Gas Resources, Inc. ("Pinnacle"). We expressed our view of the proposed acquisition to several QRCP executives in a meeting at the Company's offices on January 14, 2008. At this time we feel it is imperative that we make our position known to the Company's Board of Directors (the "Board").

We believe that QRCP is currently trading at a very substantial discount to its measurable net asset value, and as such we find it incomprehensible that management and the Board would consider a highly dilutive and value-destroying transaction involving the issuance of nearly 20 million additional shares of common stock. Instead, we insist that the Board terminate the merger with Pinnacle, and immediately retain an industry knowledgeable investment banking firm to assist in evaluating strategic alternatives to enhance shareholder value. We believe these alternatives include, but are not limited to, the immediate implementation of a share repurchase program or the sale of the Company. We recognize that the Company may have to incur a $3 million fee if it terminates the transaction, but this should not serve as a deterrent-as this $3 million fee pales in comparison to the amount of shareholder value that will be destroyed if the merger is consummated.

We believe that QRCP's net asset value is currently in excess of $12.00 per share. This net asset value is highly measurable for a small-cap energy company due to QRCP's transformation over the past 18 months. For example, the values of QRCP's two most significant assets can be readily derived from recent public and private market transactions. The following is a brief description of what we believe to be QRCP's material assets:

*	55.9% limited partner interest in Quest Energy Partners, L.P.
("QELP"). This asset consists of 3,201,521 common units and 8,857,981 subordinated units in QELP. The current market price of the common units traded on the NASDAQ is approximately $14.75 per unit. Simple math would suggest that this asset alone may be worth almost the entire current market capitalization of QRCP.

*	35.7% limited partner interest in Quest Midstream Partners, L.P.
("QMP"). This asset consists of 35,134 Class A subordinated units and 4.9 million Class B subordinated units. On October 15, 2007, QMP sold 3.75 million common units through a private placement at a price of $20.00 per unit. While QMP's units are not currently publicly traded, QRCP has committed to taking QMP public by the end of 2008.

*	100% of the general partner interest in QELP.  This asset includes potentially lucrative incentive distribution rights, whereby the general partner stands to receive 25% of all incremental distributable income once annual distributions to the limited partner units exceed $2.00 per unit.

*	85% of the general partner interest in QMP.  This asset includes incentive distribution rights that could be even more lucrative than those held by QELP's general partner. The general partner will receive an escalating share of incremental cash flow as measured by the distributions paid to limited partners, eventually resulting in the general partner receiving 50% of all incremental distributable income once the annual distribution to limited partners exceeds $2.55 per unit.

*	Exploration acreage outside the Cherokee Basin.  This consists of undeveloped acreage in New Mexico as well as 22,300 net acres in Pennsylvania that management believes are prospective for the emerging Marcellus Shale play.

It is our estimate that the combined value of the above assets translates into a valuation in excess of $14.00 per share for the Company. After subtracting the approximately $40 million of long-term debt that we estimate to still exist at the QRCP level, we arrive at a net asset valuation in excess of $12.00 per share for the Company. As such, we believe the Company's net asset value is more than 70% greater than the current market value of the Company's common stock, which has been trading at a price of less than $7.00 per share. With the Company's common stock trading at such a substantial discount to its net asset value, it is incomprehensible for management and the Board to pursue such a large, all stock acquisition. As QRCP's largest shareholder, we will not stand by as management and the Board pursue such a highly dilutive and value-destroying transaction.

The acquisition of Pinnacle is even more detrimental to QRCP's shareholders when it is weighed against the Company's opportunity to use its free cash flow to repurchase shares of its common stock at a substantial discount to its net asset value. QRCP's management has publicly stated that during 2008 the Company expects to receive approximately $23-25 million in distributions from its interests in QELP and QMP. This stream of cash flow would enable the Company to begin repurchasing a meaningful number of shares of its common stock, while still enabling it to service its existing debt obligations. We understand that prior to implementing a repurchase program it may be necessary to amend the Company's existing credit facility. However, given the Company's strong financial position and dramatically reduced debt levels, we feel this could be accomplished without undue strain and should therefore not stand in the way of implementing a repurchase program. With QRCP's stock currently trading at such a substantial discount to net asset value, there is no question that share repurchases represent the most attractive use for the Company's free cash flow.

We would like to remind the Directors of their fiduciary obligation to the shareholders at this pivotal time in the Company's history. When a public company's stock is trading at a substantial discount to its net asset value - as we believe QRCP's clearly is - both management and the Board have the responsibility to take the necessary steps to enhance shareholder value by eliminating this discount. As such, we believe the Board should immediately terminate the Pinnacle acquisition and retain an investment banking firm to assist the Company in evaluating strategic alternatives to maximize shareholder value.

Should the Company proceed with the highly destructive acquisition, we are ready to take the necessary steps to protect the value of our investment. Such steps may include, but are not limited to, soliciting outside parties that may have an interest in acquiring QRCP for fair consideration, seeking representation on the Board or taking other such steps as we deem appropriate.


Sincerely,




   Brien O'Brien				           Matthew W. Dougherty
   Chairman & CEO				           Vice President


---------------------------                                 -------------------
CUSIP NO.      748349305             SCHEDULE 13D           PAGE 9 OF 11 PAGES
---------------------------                                 -------------------

                                   EXHIBIT B

         Directors, Officers and Control Persons of the Reporting Persons.

The following sets forth the name, position and principal occupation of each executive officer of ARI. Each such person is a citizen of the United States of America. The business address of each executive officer is 180 N. Stetston, Suite 5500, Chicago, Illinois 60601.


ADVISORY RESEARCH, INC.

Name                           Position
---------------------------    -------------------------------------------
Brien M. O'Brien               President and Chief Executive Officer

David B. Heller		       Chairman

Christopher D. Crawshaw	       Managing Director



ADVISORY RESEARCH MICRO CAP VALUE FUND, L.P.

ARI is the investment manager and general partner.

See above for information regarding the executives of ARI.



ADVISORY RESEARCH ENERGY FUND, L.P.

ARI is the investment manager and general partner.

See above for information regarding the executives of ARI.







USIP NO.      748349305             SCHEDULE 13D           PAGE 10 OF 11 PAGES
---------------------------                                 -------------------

                                   EXHIBIT C

                              JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Quest Resource Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of January, 2008.

				ADVISORY RESEARCH, INC.

                                By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH ENERGY FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


				ADVISORY RESEARCH MICRO CAP VALUE FUND, L.P.

				By:  Advisory Research, Inc.,
				     General Partner

				By: /s/ Brien M. O'Brien
                                     ---------------------------
                                     Name:  Brien M. O'Brien
                                     Title: Chairman & CEO


---------------------------                                 -------------------
CUSIP NO.      748349305             SCHEDULE 13D           PAGE 11 OF 11 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A

 TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE NOVEMBER 17, 2007.

ADVISORY RESEARCH, INC.


       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
      	11/19/07		  4,000				8.665
	11/20/07		    700				8.780
	11/26/07		  3,000				8.743
	11/27/07		  3,220				8.469
	11/28/07		  2,100				8.656
	11/30/07		  5,000				8.293
	12/03/07		  2,900				8.023
	12/04/07		  4,000				8.095
	12/10/07		  2,000				8.170
	12/11/07		  2,000				8.150
	12/12/07		  2,000				7.969
	12/13/07		  1,000				7.700
	12/14/07		  2,500				7.650
	12/17/07		  3,000				7.320
	01/03/08		186,282				7.443
	01/04/08		 30,113				7.615
	01/07/08		 58,214				7.625
	01/08/08		198,556				7.775
	01/09/08		237,747				7.989
	01/10/08		 31,000				7.626
	01/11/08		 61,100				7.934
	01/14/08		 35,600				7.986
	01/15/08		 10,300				7.940